

April 21, 2020

MYSC LLC
167 Overlook Road
New Rochelle, NY 10804

Attn: <u>Sharon Berger</u>

       Re: <u>The Macerich Company (the "Company")</u>

Ladies and Gentlemen:

The ownership limitations (the "Ownership Limit") contained in The Macerich Company's Articles of Amendment and Restatement, as amended (the "Charter"), prohibit any person from acquiring or holding, directly or indirectly, more than 5% of the Company's shares of Equity Stock (the "Shares"), except as otherwise waived by the Company's Board of Directors (the "Board"). Except as otherwise provided herein, capitalized terms used but not defined herein shall have the meaning as set forth in the Charter.

We understand that MYSC LLC (the "Investor"), with Sharon Berger as its Manager, has purchased Shares of the Company's Common Stock and that the Investor may in the future seek to acquire Beneficial Ownership of Shares representing up to 9.9% of the Company's outstanding Common Stock.

The Board has agreed to waive the Ownership Limit with respect to the Investor (and any Persons that are treated as Beneficially Owning the Common Stock acquired or to be acquired by the Investor) subject to the limitations set forth in the attached Limited Waiver. In order to effectuate the Limited Waiver, the Company requires that the Investor make the following representations, warranties, agreements and undertakings, in each case as of the date hereof and on an ongoing basis, after giving effect to the acquisition of any additional Shares:

1.   The Investor's Beneficial Ownership of Equity Stock in excess of the Ownership Limit does not and will not cause any individual to Beneficially Own Equity Stock in excess of 9.9% of the Company's outstanding shares of Equity Stock. For this purpose, the term "individual" has the meaning provided in Section 542(a)(2) of the Internal Revenue Code of 1986, as amended (the "Code") as modified by Section 856(h)(3) of the Code.

2.   No Person will Constructively Own more than 9.9% of the Equity Stock as a result of the Common Stock Beneficially Owned by the Investor, as measured by value. For this purpose, "Constructively Own" means direct, indirect or constructive ownership through the application of Section 318 of the Code, as modified by Section 856(d)(5) of the Code.

3. The Investor has acquired and holds its shares of Common Stock in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) of the Securities Exchange Act of 1934, as amended.

4. If the Investor Beneficially Owns shares of the Company's Common Stock greater than 5% of the outstanding shares of the Company's Common Stock, the Investor shall cause to be voted in accordance with the recommendations of the Board such number of shares of the Company's Common Stock Beneficially Owned by the Investor equal to the difference of (a) the aggregate number of shares of the Company's Common Stock Beneficially Owned by the Investor minus (b) such number of shares that represents 5% of the outstanding shares of the Company's Common Stock.

If you are in agreement with the foregoing representations, warranties, agreements and undertakings please sign the enclosed copy of this letter. You hereby expressly permit the Company and its counsel to rely on the representations, warranties, agreements and undertakings set forth above as if such representations, warranties, agreements and undertakings were made by the Investor directly to both the Company and its counsel.

Very truly yours,



Ann C. Menard

The representations, warranties, agreements and undertakings contained in paragraphs 1 through 4 are hereby agreed to:

MYSC LLC:

By:
Name: Sharon Berger
Title: Manager

MYSC LLC

LIMITED WAIVER

April 21, 2020

WHEREAS, subparagraphs (a)(2) and (a)(3) of Article EIGHTH of the Articles of Amendment and Restatement of the Company, as amended (the "Charter"), limit the Transfer and Beneficial Ownership of shares of the Company's Equity Stock such that a Person's Beneficial Ownership may not exceed the Ownership Limit, subject to such terms and conditions contained in the Charter; and

WHEREAS, the Board of Directors of the Company (the "Board") desires to grant a limited waiver with respect to such Ownership Limit as it applies to MYSC LLC (the "Investor") (and any Persons treated as Beneficially Owning Common Stock held by the Investor). Except as otherwise provided herein, capitalized terms used but not defined herein shall have the meaning as set forth in the Charter.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby waives the application of the Ownership Limit contained in subparagraphs (a)(2)(A), (a)(2)(B) and (a)(3) of Article EIGHTH to the Investor (and any Persons treated as Beneficially Owning Common Stock held by the Investor), subject to the following limitations, terms and conditions:

1.   This Limited Waiver (the "Limited Waiver") is granted by the Board pursuant to subparagraph (a)(9) of Article EIGHTH of the Charter, in full satisfaction of the conditions thereof, and only waives the application of subparagraphs (a)(2)(A) and (a)(2)(B) of Article EIGHTH and subparagraph (a)(3) of Article EIGHTH (to the extent such Beneficial Ownership violates subparagraphs (a)(2)(A) and (a)(2)(B) of Article EIGHTH) to permit the Investor to Beneficially Own, in the aggregate, up to 9.9% of the Company's outstanding Common Stock, and to permit the Beneficial Ownership by any Person of such Common Stock held by the Investor (the "Excepted Holder Limit"). This Limited Waiver does not waive subparagraph (a)(2)(C) or (a)(2)(D) of Article EIGHTH or subparagraph (a)(3) of Article EIGHTH to the extent such Beneficial Ownership violates subparagraph (a)(2)(C) or (a)(2)(D) of Article EIGHTH.

2.   This Limited Waiver is granted solely to the Investor (and any Persons treated as Beneficially Owning Common Stock held by the Investor) and relates solely to Common Stock of the Company Beneficially Owned by the Investor.

3.   This Limited Waiver only grants the Investor the right to Beneficially Own Common Stock up to the Excepted Holder Limit. The Investor will not acquire Beneficial Ownership of Equity Stock in excess of the Excepted Holder Limit.

4.   The term of this Limited Waiver (the "Term") shall commence on April 21, 2020 and shall terminate on the earliest of (a) September 21, 2020, if the Investor does not Beneficially Own shares of the Company's Equity Stock in excess of the Ownership Limit (in number of shares) by such date; (b) after the Investor's Beneficial Ownership of shares of the

Company's Equity Stock exceeds the Ownership Limit, the earliest date on which the Investor's Beneficial Ownership of the Company's Equity Stock is less than the Ownership Limit (in number of shares); (c) the earliest date on which any of the representations, warranties, agreements or undertakings made by the Investor in the attached representation letter are no longer true; (d) the earliest date on which any of the conditions set forth in paragraphs 1, 2 or 3 of this Limited Waiver are no longer true or accurate, or otherwise have been violated; or (e) such other date to be agreed upon by the Investor and the Company.